SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No. 1)(1)


                               Clary Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   182720102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 John G. Clary
                     President and Chairman of the Board of
                             Addmaster Corporation
                            225 E. Huntington Drive
                           Monrovia, California 91016
                                 (626) 358-2395
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.182720102                       13D                   Page 2 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Addmaster Corporation   IRS #95-223-9410

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     California
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,014,758

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,014,758

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,014,758

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.182720102                       13D                   Page 3 of 7 Pages

                        AMENDMENT NO. 1 TO SCHEDULE 13D

     Reference is made to the Schedule 13D originally filed on November 7, 1995 by Addmaster Corporation, a California corporation (the "Reporting Person"), with respect to Clary Corporation (the "Company"). Pursuant to Rule 13d-2(e), the Schedule 13D is amended and restated in its entirety to read as follows:
________________________________________________________________________________
Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock"). The address of the Company is 1960 South Walker Avenue, Monrovia, CA 91016.

________________________________________________________________________________
Item 2.  Identity and Background.

         (1)    Addmaster Corporation, a California corporation
                225 E. Huntington Drive
                Monrovia, CA 91016
                (626) 358-2395

                The principal business of the Reporting Person is the manufacturing of printers.

         See also Items 2(d)(1) and 2(e)(1)

     (a) Name

         The directors of the Reporting Person are:

         (2)    John G. Clary
         (3)    John P. Clary
         (4)    Hugh L. Clary

         The executive officers of the Reporting Person are:

         John G. Clary - President and Chief Executive Officer
         John P. Clary - Vice President
         Hugh L. Clary - Vice President and Secretary

     (b) Business address for each of the above officers and directors:

                       c/o Addmaster Corporation
                       225 E. Huntington Drive
                       Monrovia, CA  91016
                       (626) 358-2395

CUSIP No.182720102                       13D                   Page 4 of 7 Pages

     (c) Present Occupation

         (2)  President and Treasurer
                 Addmaster Corporation
                 225 E. Huntington Drive
                 Monrovia, CA  91016

         (3)  Vice President and Director of Engineering
                 Addmaster Corporation
                 225 E. Huntington Drive
                 Monrovia, CA  91016

         (4)  Vice President and Secretary
                 Addmaster Corporation
                 225 E. Huntington Drive
                 Monrovia, CA  91016

     (d) Criminal Records

         None of the persons has been involved or convicted in a criminal proceeding.

     (e) Civil Proceedings

         None of the persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

     (f) Citizenship

         Person (1) is a Delaware corporation. Persons (2) through (4) are each citizens of the United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Recent shares of Common Stock were acquired with funds from the Reporting Person's working capital in the amount of $187,000.00.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         All securities acquired were for long-term investment.

CUSIP No.182720102                       13D                   Page 5 of 7 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Aggregate Number and Percentage of Class.

         (1) Addmaster Corporation beneficially owns 1,014,758 shares of Common Stock, consisting of 174,758 shares of Common Stock and rights to acquire 840,000 shares of Common Stock (comprised of 400,000 shares issuable on conversion of the Company's 9-1/2% Convertible Subordinated Debentures (the "9-1/2% Notes") and 440,000 shares issuable on conversion of 55,000 shares of the Company's Class "B" Preferred Stock) and representing 38.3% total beneficial ownership of the class.

         (2) John G. Clary beneficially owns 493,338 shares* of Common Stock, consisting of 376,713 shares of Common Stock and rights to acquire 116,625 shares of Common Stock and representing 25.6% total beneficial ownership of the class.

             *Includes rights to acquire shares and shares owned by John G. Clary, his spouse, Barbara P. Clary, trusts controlled by John G. Clary.

         (3) John P. Clary beneficially owns 144,638 shares of Common Stock, consisting of 94,638 shares of Common Stock and rights to acquire 50,000 shares of Common Stock upon conversion of the Company's 9-1/2% Notes and representing 7.8% total beneficial ownership of the class.

         (4) Hugh L. Clary beneficially owns 89,802 shares of Common Stock and representing 5.0% total beneficial ownership of the class.

     (b) Sole and Shared Power to Vote and Dispose

         (1) Addmaster Corporation
             1,014,758 shares beneficially owned w/sole power to vote
             0         shares beneficially owned w/shared power to vote
             1,014,758 shares beneficially owned w/sole power to dispose
             0         shares beneficially owned w/shared power to dispose

         (2) John G. Clary
             493,338   shares beneficially owned w/sole power to vote
             0         shares beneficially owned w/shared power to vote
             493,338   shares beneficially owned w/sole power to dispose
             0         shares beneficially owned w/shared power to dispose

         (3) John P. Clary
             144,638   shares beneficially owned w/sole power to vote
             0         shares beneficially owned w/shared power to vote
             144,638   shares beneficially owned w/sole power to dispose
             0         shares beneficially owned w/shared power to dispose

         (4) Hugh L. Clary
             89,802    shares beneficially owned w/sole power to vote
             0         shares beneficially owned w/shared power to vote
             89,802    shares beneficially owned w/sole power to dispose
             0         shares beneficially owned w/shared power to dispose

CUSIP No.182720102                      13D                   Page 6 of 7 Pages

     (c) Transactions: Related to underlying security effectuated in the period 60 days prior to the Schedule 13D filed on November 7, 1995:

         (1) Purchase on October 17, 1995
             $400,000.00 of
             9.5% Convertible Subordinated Debentures
                Convertible into 400,000 shares of Common Stock
             Cash purchase

         (2) Purchase on October 17, 1995
             $20,000.00 of
             9.5% Convertible Subordinated Debentures
                Convertible into 20,000 shares of Common Stock
             Cash purchase

         (3) Purchase on October 17, 1995
             $50,000.00 of
             9.5% Convertible Subordinated Debentures
                Convertible into 50,000 shares of Common Stock
             Cash purchase

         (4) None

         Transactions: Related to underlying security effectuated in the last 60 days:

         None.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for as stated above, there are no other contracts, arrangements, understandings or relationships with respect to any securities of the Company held by Persons (1) through (4).

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         None.

________________________________________________________________________________

CUSIP No.182720102                      13D                   Page 7 of 7 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2002

                                        ADDMASTER CORPORATION


                                        By:    /s/ John G. Clary
                                               ---------------------------------
                                        Name:  John G. Clary
                                        Title: President, Addmaster Corporation

                                               ADDMASTER CORPORATION
                                               225 E. Huntington Drive
                                               Monrovia, CA  91016



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).